Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Skillsoft Corp. for the registration of shares of its Class A common stock and warrants to purchase shares of Class A common stock and to the incorporation by reference therein of our report dated April 15, 2022 (except for the presentation of discontinued operations for the SumTotal business as described in Note 6 and for subsequent events as described in Note 26, as to which the date is December 2, 2022), with respect to the consolidated financial statements of Skillsoft Corp., Software Luxembourg Holding S.A., and Pointwell Limited included in Skillsoft Corp.’s Current Report on Form 8-K dated December 5, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 21, 2022